UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VERTICAL HEALTH SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92533G305

(CUSIP Number)

Alfredo P. Scalzo 3718 Jacmel Way Palm Harbor, Florida 34685 (727) 937-7202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

SCHEDULE 13D

CUSIP No. 92533G305
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alfredo P. Scalzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,949,946(1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 88,949,946(1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,949,946(1) shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.67%
14	TYPE OF REPORTING PERSON* IN

(1)	Of the shares beneficially owned by Mr. Scalzo, 88,949,946 shares are issuable upon conversion of outstanding debt.

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $0.001 per share (“Shares”), of the Company. The Company’s principal offices are located at 180 Douglas Avenue East, Oldsmar, Florida 34677.

Item 2.	Identity and Background

(a) This statement is filed by Alfredo P. Scalzo, an individual, referred to herein as the “Reporting Person.”

(b) The address of the principal business office the Reporting Person is 3718 Jacmel Way, Palm Harbor, Florida 34685.

(c) The Reporting Person is an investor and does not have an employer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On February 1, 2011, Vertical Health Solutions, Inc. (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among OnPoint Medical Diagnostics, Inc., a Minnesota corporation (“OnPoint”), the Company and Vertical HS Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”). Pursuant to the Merger Agreement, on the closing date of the merger, the Merger Sub will merge with and into OnPoint, which will be the surviving company and a wholly-owned subsidiary of the Company (the “Merger”).

On February 2, 2011, the Company and the Reporting Person entered into a Note Amendment and Wavier Agreement (the “Note Amendment Agreement”) whereby the Reporting Person acquired the right to convert a $100,000 promissory note issued by the Company (the “Note”), in whole or part, up to the entire amount of the outstanding debt into Shares. Alternatively, and pursuant to the Note Amendment Agreement, the Reporting Person agreed to convert the Note in the event the Merger becomes effective.

In the event that the Reporting Person chooses to exercise the right to convert the entire amount of the Note into Shares or the Note is converted pursuant to the consummation of the Merger (the “Conversion”), the Reporting Person would acquire an aggregate of 88,949,946 Shares.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

As a condition to the Merger Agreement, the Company must extinguish certain outstanding liabilities, including the Note. The purpose of the Conversion is to extinguish the Note in order to comply with the conditions to closing the Merger.

Item 5.	Interest in Securities of the Issuer.

Alfredo P. Scalzo

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto is incorporated herein by reference. Amounts include 88,949,946 Shares that are issuable upon Conversion.

The percentage amount set forth in Row 13 for the cover page hereto is calculated based upon the 133,424,919 Shares that would be outstanding upon Conversion.

(c) On February 2, 2011, the Company and the Reporting Person entered into the Note Amendment Agreement whereby the Reporting Person acquired the right to convert the Note into Shares.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Merger Agreement

Subject to the terms and conditions of the Merger Agreement the Merger Sub will merge with and into OnPoint, which will be the surviving company and a wholly-owned subsidiary of the Company. OnPoint was founded to commercialize Magnetic Resonance Imaging Quality Assurance software and technologies developed by the Mayo Clinic. OnPoint is a development stage company leveraging technology and intelligent systems to assist the healthcare industry in delivering high quality medical images in a safe, consistent and efficient manner. These technology and intelligent systems are delivered in a Software-as-a-Service (SaaS) model, deployed in the cloud and exceed the accreditation standards required by law. OnPoint believes its comprehensive software service detects gradual degradation in image quality, saves time and money by improving consistency and reliability, and facilitates proactive preventative maintenance that minimizes unplanned downtime.

Note Amendment and Waiver Agreement

In connection with the Merger Agreement, the Company entered into the Note Amendment Agreement, whereby the Note shall, upon consummation of the Reverse Stock Split, convert into Shares of the Company’s common stock. Additionally, the Note Amendment Agreement grants the Reporting Person the right to convert the Note, in whole or part, up to the entire amount of the outstanding debt into Shares of the Company’s common stock at a conversion price of $0.001124253 per share. Pursuant to the Note Amendment Agreement, the Reporting Person agrees to consent to the Merger.

The foregoing description of the Merger Agreement and the Note Amendment Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed by the Company as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC and the Note Amendment Agreement, which is filed herewith as Exhibit 1. Such exhibit is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

There is filed herewith the Note Amendment and Waiver Agreement, executed on February 2, 2011, by and between Vertical Health Solutions, Inc. and Alfredo P. Scalzo.

The Agreement and Plan of Merger, dated February 1, 2011, by and among OnPoint Medical Diagnostics, Inc., Vertical Health Solutions, Inc. and Vertical HS Acquisition Corp. was filed by the Company as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC. Such exhibit is hereby incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2011

/s/ Alfredo P. Scalzo
Alfredo P. Scalzo

EXHIBIT INDEX

EXHIBIT 1:	Note Amendment and Waiver Agreement, executed on February 2, 2011, by and between Vertical Health Solutions, Inc. and Alfredo P. Scalzo.